First Choice Healthcare Solutions, Inc.

709 S. Harbor City Blvd., Suite 250

Melbourne, Florida 32901

Phone: 321-725-0090 Fax: 321-723-3996

Wednesday, October 30, 2013

Mr. Daniel L. Gordon

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	First Choice Healthcare Solutions, Inc.
Form 10K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File No. 0-53012

Dear Branch Chief Gordon,

Thank you for your letter dated October 15, 2013. Please accept our response:

In response to your letter, FCHS engaged an independent auditor. We have initiated the process of completing an audit of the First Choice Medical Group of Brevard, LLC (FCMG) fiscal year audit and stub financials for FCMG. We will file an 8K to include the financial statements of FCMG in accordance with Rule 8-04 of Regulation S-X and pro-forma information showing the effects of the acquisition as prescribed by Rule 8-05 of Regulation S-X.

Respectfully submitted,

Christian C. Romandetti

President